

MAIL STOP 4561

August 2, 2007

Xin Zhou, President
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
Shanghai, PRC 200041
People's Republic of China
(86-21) 5298 0808

> **Re:** **E-House (China) Holdings Limited**
> **Amendment No. 1 to Form F-1 filed July 23, 2007**
> **Amendment No. 2 to Form F-1 filed July 24, 2007**
> **File No. 333-144451**

Dear Mr. Zhou:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Share-based Compensation Expenses, page 38

1. We have read the disclosures provided in response to prior comments 7, 8 and 9. With respect to your November 28, 2006 option grant, footnote 1 to the table on page 38 indicates that a contemporaneous internal valuation was performed. However, the discussion in the middle of page 39 appears to suggest that the

independent appraiser performed the valuation for the options. Please revise the disclosure to reconcile this apparent contradiction.

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006, page 45

2.   We note that revenues as a percentage of total transaction values has increased. It appears that your rate of commissions changed in between the periods disclosed. If true, please revise to discuss that change and explain the reasons behind the change.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Questions regarding the accounting comments may be directed to Rachel Zablow at (202) 551-3428 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Julie Gao
        John Huber